Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,
	2013	2012
	$	$
Computation of earnings:
Income (loss) before income taxes	1.0	23.7
Plus: fixed charges	10.8	7.3
Less: capitalized interest	(0.3)	(0.4)
Earnings	11.5	30.6
Computation of fixed charges
Interest expense, net	10.1	6.5
Capitalized interest	0.3	0.4
Interest portion of operating lease expense	0.4	0.4
Fixed charges	10.8	7.3
Ratio of earnings to fixed charges	1.1	4.2